EXHIBIT 99.2

QUARTZ MOUNTAIN RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2024

AND 2023

(Unaudited - Expressed in Canadian Dollars)

NOTICE TO READERS

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these condensed interim financial statements.

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QUARTZ MOUNTAIN RESOURCES LTD.
STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in Canadian Dollars)

			(Audited)
		January 31,	July 31,
	Note	2024	2023

Assets

Current assets
Cash		$45,956	$97,469
Amounts receivable and other assets	3	58,169	23,921
		104,125	121,390

Non-current assets
Mineral property interests	4	715,000	715,000
Right-of-use asset	11	22,264	27,211
Total assets		$841,389	$863,601

Liabilities and Shareholders' Equity

Current liabilities
Amounts payable and other liabilities	6	$53,753	$23,121
Due to related parties	7(a)&(b)	6,898	17,029
Flow-through shares premium liability	5(b)	42,778	–
Lease liability	11	11,346	10,368
		114,775	50,518

Non-current liabilities
Lease liability	11	16,459	22,385
Total liabilities		131,234	72,903

Shareholders' equity
Share capital	5(a)	29,569,094	28,995,261
Reserves		1,447,400	1,432,011
Accumulated deficit		(30,306,339)	(29,636,574)
Total shareholders' equity		710,155	790,698

Total liabilities and shareholders' equity		$841,389	$863,601

Nature and continuance of operations (note 1)
Evemts after the reporting period (note 12)

The accompanying notes are an integral part of these condensed interim financial statements.

/s/ Trevor Thomas	/s/ Myke Clark

Trevor Thomas	Myke Clark
Director	Director

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QUARTZ MOUNTAIN RESOURCES LTD.

STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited - Expressed in Canadian Dollars, except for weighted average number of common shares)

The accompanying notes are an integral part of these condensed interim financial statements.

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QUARTZ MOUNTAIN RESOURCES LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

(Unaudited - Expressed in Canadian Dollars)

		Share Capital		Reserves
	Note	Number of shares	Amount	Warrants	Equity-settled share-based payments	Accumulated deficit	Total shareholders' equity (deficiency)

Balance at July 31, 2022		41,114,141	$28,445,261	$–	$791,151	$(28,726,147)	$510,265
Private placement of units		2,750,000	550,000	–	–	–	550,000
Share purchase options		–	–	–	640,860	–	640,860
Loss for the period		–	–	–	–	(942,645)	(942,645)
Balance at January 31, 2023		43,864,141	$28,995,261	$–	$1,432,011	$(29,668,792)	$758,480

Balance at July 31, 2023		43,864,141	$28,995,261	$–	$1,432,011	$(29,636,574)	$790,698
Private placement of units	5(a)	1,538,889	261,611	15,389	–	–	277,000
Exercise of flow-through warrants	5(a)	1,944,445	312,222	–	–	–	312,222
Loss for the period		–	–	–	–	(669,765)	(669,765)
Balance at January 31, 2024		47,347,475	$29,569,094	$15,389	$1,432,011	$(30,306,339)	$710,155

The accompanying notes are an integral part of these condensed interim financial statements.

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QUARTZ MOUNTAIN RESOURCES LTD.

STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in Canadian Dollars)

		Six months ended January 31,
	Note	2024	2023
Operating activities
Income (loss) for the period		$(669,765)	$(942,645)
Adjusted for:
Accretion expense - office lease	11	1,776	2,315
Amortization of Right-of-use asset	11	4,947	4,947
Amortization of flow-through premium liability		(20,000)	–
Interest income		(5,375)	(3,692)
Equity-settled share-based compensation		–	640,860

Changes in working capital items:
Amounts receivable and other assets		(34,248)	(12,702)
Amounts payable and other liabilities		30,632	(185,382)
Due to related parties	7(a)&7(b)	(10,131)	(93,917)
Net cash used in operating activities		(702,164)	(590,216)

Investing activities
Interest received		5,375	3,692
Net cash provided by investing activities		5,375	3,692

Financing activities
Office lease payment (base rent portion capitalized under IFRS 16)		(6,724)	(6,396)
Proceeds from exercise of warrants and options	5(a)	652,000	550,000
Net cash provided by financing activities		645,276	543,604

Increase (decrease) in cash		(51,513)	(42,920)
Cash, beginning of the year		97,469	321,791
Cash, end of the period		$45,956	$278,871

The accompanying notes are an integral part of these condensed interim financial statements.

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2024 AND 2023

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

1. NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. (the “Company”) is a Canadian public company incorporated in British Columbia on August 3, 1982. The Company's common shares trade on the TSX Venture Exchange (“TSX-V”) under the symbol QZM, and certain broker-dealers in the United States make market in the Company's common shares on the OTC Grey Market under the symbol QZMRF. The Company's corporate office is located at 1040 West Georgia Street, 14th Floor, Vancouver, British Columbia, Canada. The Company most recently focused on evaluating mineral prospects for potential acquisition and exploration in British Columbia. The Company continues to investigate potential opportunities.

The Company’s wholly owned subsidiaries, QZMG Resources Ltd. and Wavecrest Resources Inc., were dissolved on March 2, 2023. As such, the prior period comparative figures in the financial statements (the “Financial Statements”) of the Company for the six months ended January 31, 2023 include the results of QZMG Resources Ltd. and Wavecrest Resources Inc.

The Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. As at January 31, 2024, the Company had an accumulated deficit of $30,306,339 and net working capital deficit of $10,650 (a non-cash liability of flow-through shares premium liability of $42,778 was included). The Company's continuing operations are dependent upon its ability to obtain necessary financings to complete exploration of any new and current projects, its ability to obtain necessary permits to explore, develop, and mine new sites, and future profitable production of any mine. These material uncertainties are indicative of significant doubt as to the Company’s ability to continue as a going concern.

Additional debt or equity financing will be required to fund acquisition of mineral property interests. There can be no assurance that the Company will be able to obtain additional financial resources or achieve positive cash flows. If the Company is unable to obtain adequate additional financing, it will need to curtail its expenditures further, until additional funds can be raised through financing activities.

The Financial Statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Effective May 27, 2020, the Company completed a forward share split (the “Share Split”) on the basis of two additional common shares for every common share outstanding prior to the Share Split. Outstanding warrants were adjusted by the same share split ratio. All references to shares and per share amounts have been retroactively restated to give effect to the Share Split.

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2024 AND 2023

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

2. SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a) Statement of compliance

The Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company's fiscal year ended July 31, 2023.

The Company’s Board of Directors authorized issuance of these Financial Statements on March 28, 2024.

(b) Basis of presentation and consolidation

The Financial Statements have been prepared on a historical cost basis, except for financial instruments measured at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Financial Statements include the accounts of the Company and the subsidiaries that it controls. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Intercompany balances and transactions including any unrealized income and expenses arising from intercompany transactions are eliminated upon consolidation.

As at January 31, 2024 and 2023, the Company held a 0% (2023 - 100%) interest in QZMG Resources Ltd., a company that held a 0% (2023 - 100%) interest in Wavecrest Resources Inc.

(c) Significant accounting estimates and judgments

The preparation of these Financial Statements in conformity with IAS 34 involved use of judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from such estimates.

In preparing these Financial Statements, significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended July 31, 2023.

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2024 AND 2023

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

3. AMOUNTS RECEIVABLE AND OTHER ASSETS

	January 31, 2024	July 31, 2023
Sales tax receivable	$27,353	$4,030
Prepaid insurance	11,716	791
Reclamation deposit	19,100	19,100
Total	$58,169	$23,921

4. MINERAL PROPERTY INTERESTS

	Maestro Property (formerly Lone Pine)	Jake Property	Total
Balance, July 31, 2022 & January 31, 2023	$365,000	$100,000	$465,000

Balance, July 31, 2023 & January 31, 2024	$390,000	$325,000	$715,000

(a) Maestro (formerly Lone Pine) Property, British Columbia

Under a mineral claims purchase agreement (the “Agreement”) dated June 8, 2021 between the Company and Impala Capital Corp. (the “Vendor”), an arm’s length party, the Company acquired a 100% interest in nine mineral claims located near Houston, British Columbia (the “ Maestro Property”).

Under the terms of the Agreement, the Company made $105,000 in cash payments and issued 1,000,000 common shares to the Vendor (valued at $210,000), which were subject to a 4-month resale restricted period.

The Maestro Property is subject to a pre-existing 2.5% net smelter returns (NSR) held by an arm’s length third party, of which 1.5% can be purchased for $1.5 million by the Company. This NSR is subject to an annual advance payment of $25,000 (paid).

(b) Jake Property, British Columbia

On November 5, 2021, the Company entered into a mineral claims purchase agreement (the "Agreement") with United Mineral Services Ltd. (“UMS”), a non-arm’s length party, to purchase a 100% interest in four mineral claims acquired through staking by UMS and to obtain an option to purchase a 100% interest in five adjacent claims (the “Underlying Claims”) owned by Electrum Resource Corporation ("Electrum”), an arm’s length third party (the “Jake Property”). The Jake Property is located approximately 162 km north of Smithers, British Columbia. The Underlying Claims are subject to a 2% NSR royalty, which is capped at $3 million.

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2024 AND 2023

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

To acquire the Jake Property, the Company is required to:

i. Make cash payments to UMS as follows:

a. $50,000 on the date of receipt of TSX Venture Exchange approval (the “Approval Date”) (paid)

b. $50,000 on the date that is six months following the Approval Date (paid).

c. $50,000 on the date that is twelve months following the Approval Date (paid).

d. $50,000 on the date that is eighteen months following the Approval Date (paid).

ii. Make cash payments to Electrum as follows:

a. $50,000 on or before July 14, 2022 (paid)

b. $75,000 on or before July 14, 2023 (paid)

iii. Incur expenditures on the Underlying Claims as follows:

a. $60,000 on or before July 14, 2022 (completed)

b. Additional $100,000 on or before July 14, 2023 (completed)

As at January 31, 2024, the Company had earned a 100% interest in the Jake Property.

5. SHARE CAPITAL AND RESERVES

(a) Authorized share capital

As at January 31, 2024 and January 31, 2023, the authorized share capital of the Company comprised an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

No preferred shares have been issued to date. All issued common shares are fully paid.

Shares issued during the six months ended January 31, 2023

On October 26, 2022, the Company completed a private placement and issued 2,750,000 units at a price of $0.20 per unit for gross proceeds of $550,000. Each unit consists of one common share and one transferable flow-through common share purchase warrant (a “Warrant”). Each Warrant entitles the holder to purchase one additional flow-through common share at a price of $0.20 for a period of five years from the closing of the private placement.

Shares issued during the six months ended January 31, 2024

On September 8, 2023, the Company issued 500,000 common shares upon the exercise of 500,000 flow-through warrants at $0.20 with gross proceeds of flow-through funds for $100,000.

On September 28, 2023, the Company issued 500,000 common shares upon the exercise of 500,000 flow-through warrants at $0.20 with gross proceeds of flow-through funds for $100,000.

On October 30, 2023, the Company completed a private placement of 1,538,889 flow-through units at a price of $0.18 per unit for gross proceeds of flow-through funds for $277,000. Each flow-through unit consists of one flow-through common share and one flow-through common share purchase warrant (a “Warrant”). Each Warrant entitles the holder to purchase one additional flow-through common share at a price of $0.18 for a period of five years from the closing of the private placement.

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2024 AND 2023

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

On November 27, 2023, the Company issued 250,000 common shares upon the exercise of 250,000 flow-through warrants at $0.20 with gross proceeds of flow-through funds for $50,000.

On December 5, 2023, the Company issued 416,667 common shares upon the exercise of 416,667 flow-through warrants at $0.18 with gross proceeds of flow-through funds for $75,000.

On December 18, 2023, the Company issued 277,778 common shares upon the exercise of 277,778 flow-through warrants at $0.18 with gross proceeds of flow-through funds for $50,000.

(b) Flow-through shares premium liability and commitment

Flow-through shares premium liability

During the six months ended January 31, 2024, the Company had six issuances of flow-through shares with a total of gross proceeds of $652,000.

The Company recognized a flow-through share premium liability in the amount of $62,778 to account for the excess of the subscription or exercise price at $0.20 over the fair value of the shares issued on September 8 (closing quote at $0.19 per share), September 28, 2023 (closing quote at $0.17 per share), on November 27 (closing quote at $0.14 per share) and for the excess of the subscription or exercise price at $0.18 over the fair value of the shares issued on December 5 (closing quote at $0.14 per share) and December 18, 2023 (closing quote at $0.14 per share).

The Company did not recognize any flow through share premium liability for the flow through share issuance on October 30, 2023, as the $0.18 unit price has been allocated to $0.17, the closing quote on October 30, 2023, to the common shares and the $0.01 residual value of the total unit price to the warrants issued on October 30, 2023.

A summary of the changes in the Company’s flow-through shares premium liability was as follows:

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2024 AND 2023

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

Future Flow-through shares commitment

Summary of renunciation related to the tranches for flow through share issuances to-date:

During the six months ended January 31, 2024, the estimated flow-through eligible expenditures of $531,081 were incurred.

The Tranche issued on October 30, 2023 for gross proceeds of $277,000

As of January 31, 2024, the gross proceeds of $204,344 remained to be spent for flow-through eligible expenditures on or before October 31, 2025;

The Tranche issued on November 27, 2023 for gross proceeds of $50,000

As of January 31, 2024, the gross proceeds of $277,000 remained to be spent for flow-through eligible expenditures on or before December 31, 2024;

The Tranche issued on December 5, 2023 for gross proceeds of $50,000

As of January 31, 2024, the gross proceeds of $75,000 remained to be spent for flow-through eligible expenditures on or before December 31, 2024;

The Tranche issued on December 18, 2023 for gross proceeds of $50,000

As of January 31, 2024, the gross proceeds of $50,000 remained to be spent for flow-through eligible expenditures on or before December 31, 2024;

As at January 31, 2024, the total amount of gross proceeds remaining to be spent for flow-through eligible expenditures was $379,344 whereby $204,344 to be spent on or before October 31, 2025, $50,000 on or before November 30, 2025 and $125,000 to be spent on or before December 31, 2025.

(c) Warrants

Share purchase warrants transactions are summarized as follows:

	Number of warrants	Weighted average exercise price ($)
Balance July 31, 2022	–	$–
Issued	2,750,000	0.20
Balance January 31, 2023	2,750,000	$0.20

Balance July 31, 2023	2,750,000	$0.20
Exercised	(1,944,445)	-0.19
Issued	1,538,889	0.18
Balance January 31, 2024	2,344,444	$0.19

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2024 AND 2023

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

As at January 31, 2024, share purchase warrants outstanding and exercisable are as follows:

	Outstanding Warrants	Exercise Price
October 26, 2027	1,500,000	$0.20
October 30, 2028	844,444	$0.18

As at January 31, 2024, the weighted average remaining life of the outstanding warrants is 4.10

(d) Options

Stock option transactions are summarized as follows:

	Number of Outstanding Options	Weighted Average Exercise Price
Balance, July 31, 2022	995,700	$0.20
Granted	3,204,300	0.20
Balance, January 31, 2024 and 2023	4,200,000	$0.20

As at January 31, 2024, stock options outstanding and exercisable are as follows:

	Outstanding Options	Exercise Price
October 31, 2032	3,204,300	$0.20
January 11, 2032	995,700	$0.20

As at January 31, 2024, the weighted average remaining life of the outstanding options is 8.57 years.

On October 31, 2022, the Company granted 3,204,300 stock options to a director of the Company at an exercise of $0.20 per option for a period of 5 years. The options fully vested as granted and valued at $640,860 using the Black- Scholes option pricing model with the following weighted average assumptions: expected life of 10 years, volatility of 478%, dividend yield of 0%, and risk-free rate of 3.43%. The fair value of the stock options granted was recognized to equity-settled share-based compensation in the amount of $640,860 in the fiscal year ended July 31, 2022.

On January 11, 2022, the Company granted 1,995,700 stock options to a director of the Company at an exercise of $0.20 per option for a period of 10 years. The options fully vested as granted and valued at $399,140 using the Black- Scholes option pricing model with the following weighted average assumptions: expected life of 10 years, volatility of 350%, dividend yield of 0%, and risk-free rate of 1.71%. The fair value of the stock options granted was recognized to equity-settled share-based compensation in the amount of $399,140 in the year ended July 31, 2022. On July 12, 2022, 1,000,000 options were exercised for gross proceeds of $200,000 and the fair value of $200,000 was transferred from share capital to reserves.

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2024 AND 2023

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

6. AMOUNTS PAYABLE AND OTHER LIABILITIES

	January 31, 2024	July 31, 2023
Amounts payable	$53,753	$23,121
	$53,753	$23,121

7. RELATED PARTY BALANCES AND TRANSACTIONS

(a) Transactions with Key Management Personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition, include the directors of the Company.

The Company compensated key management personnel as follows:

	Three months ended January 31,		Six months ended January 31,
	2024	2023	2024	2023
Administrative fees	$4,375	$2,500	$7,000	$5,500
Fees to the entity controlled by the Chief Financial Officer	$3,000	$3,000	$6,000	$6,000
Equity-settled share-based compensation	$-	$-	$-	$640,860

Administrative fees include salaries, director’s fees, and amounts paid to Hunter Dickinson Services Inc. (“HDSI”) (note 7(b)) for the services provided to the Company by the CEO and a current director of the Company.

(b) Entities with Significant Influence over the Company

Hunter Dickinson Inc. (“HDI”)

Hunter Dickinson Inc. (“HDI”) and its wholly owned subsidiary, HDSI, are private companies established by a group of mining professionals. HDSI provides services under contracts for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. The Company receives services from a number of related contractors, and it is at the Company’s discretion that HDSI provides certain contract services.

The Company’s Corporate Secretary is employed by HDSI and works for the Company under an employee secondment arrangement between the Company and HDSI.

Pursuant to an agreement dated June 1, 2008, HDSI provides certain technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company on a non-exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts.

- 14 -

QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2024 AND 2023

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(b) Entities with Significant Influence over the Company (continued)

Hunter Dickinson Inc. (“HDI”) (continued)

The Company is not obligated to require any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged with the Company.

HDSI also incurs third-party costs on behalf of the Company and such third-party costs include, for example, directors’ and officers’ insurance. These third- party costs are billed to the Company at cost without markup.

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

The following is a summary of transactions with HDSI that occurred during the reporting period:

	Three months ended January 31,		Six months ended January 31,
	2024	2023	2024	2023
HDSI: Services received based on management services agreement	$17,938	$20,271	$30,893	$36,940
HDSI: Office lease related expenses (accretion expenses, amortization of right-of-use assets under IFRS 16 and operating costs not capitalized as right-of-use assets under IFRS 16)(note 11)	5,550	6,030	10,312	10,678
HDSI: Reimbursement of third party expenses paid	3,377	849	6,542	3,107
Total	$26,865	$27,150	$47,747	$50,725

United Mineral Services (“UMS”)

UMS is a private company controlled by the Chairman of the Company. The Company is engaged with UMS in the acquisition and exploration of mineral property interests (Note 4 (b)).

- 15 -

QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2024 AND 2023

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(c) Payables due to related parties

The following is a summary of amounts due to related parties:

	January 31, 2024	July 31, 2023
Balance payable to HDSI	$5,848	$3,246
Balance payable to UMS	-	12,733
Balance payable to the entity controlled by CFO	1,050	1,050
Total amount due to related parties	$6,898	$17,029

8. OPERATING SEGMENTS

The Company operates in a single reportable operating segment – the acquisition, exploration, and evaluation of mineral property interests. The Company is currently focusing on the acquisition and exploration of mineral property interests in BC, Canada. The Company’s long-term assets are located only in Canada.

9. FINANCIAL INSTRUMENTS

Financial assets and liabilities are classified in the fair value hierarchy according to the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input to the fair value measurement requires judgement and may affect placement within the fair value hierarchy levels. The hierarchy is as follows:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying value of cash, amounts receivable, amounts payable and other liabilities, due to a related party, and loan payable approximates fair value due to the short-term nature of the financial instruments. Cash is classified as fair value through profit or loss and measured at fair value using level 1 inputs.

10. FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

(a) Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and amounts receivable. The Company limits its exposure to credit risk on liquid financial assets by only investing its cash with high-credit quality financial institutions in business and savings accounts. Receivables are due primarily from a government agency. The carrying value of the Company's cash and amounts receivable represent the maximum exposure to credit risk.

- 16 -

QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2024 AND 2023

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company does not have sufficient capital in order to meet short-term business requirements, and accordingly is exposed to liquidity risk.

The following obligations existed as at January 31, 2024:

	Total	Within 1 year	1-5 years
Amounts payable and other liabilities	$53,753	$53,753	$-
Due to related parties	6,898	6,898	-
Lease liability	27,805	11,346	16,459
Total	$88,456	$71,997	$16,459

The following obligations existed as at January 31, 2023:

	Total	Within 1 year	1-5 years
Amounts payable and other liabilities	$2,753	$2,753	$-
Due to related parties	8,903	8,903	-
Lease liability	37,252	9,447	27,805
Total	$48,908	$21,103	$27,805

(c) Interest rate risk

The Company’s exposure to interest rate risk arises from the interest rate impact on cash. The Company’s practice has been to invest cash at floating rates of interest, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss because of a decrease in the fair value of any demand bank investment certificates included in cash as they are generally held with large financial institutions. The Company from time to time has debt instruments and is exposed to risk in the event of interest rate fluctuations. The Company has not entered any interest rate swaps or other financial arrangements that mitigate the exposure to interest rate fluctuations.

(d) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company's income or the value of its holdings of financial instruments. The Company is not subject to significant market risk.

(e) Capital management objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to potentially provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2024 AND 2023

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

The Company considers the components of shareholders' equity (deficiency) as capital. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

The Company's investment policy is to invest its cash in highly liquid short–term interest–bearing investments having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the three and six months ended January 31, 2024.

The Company is not subject to any externally imposed equity requirements.

11. OFFICE LEASE – RIGHT OF USE ASSET AND LEASE LIABILITY

The Company subleases corporate offices in Vancouver, BC from HDSI under a lease agreement dated May 1,2021 and the lease expires on April 29, 2026. According to IFRS 16 Leases, the Company recorded a right-of-use asset and lease liability regarding its office lease.

(a) Right-of-use asset

As at January 31, 2024, $22,264 of right-of-use asset was recorded as follows:

Balance, July 31, 2022	$37,106
Amortization	(4,947)
Balance, January 31, 2023	$32,159

Balance, July 31, 2023	$27,211
Amortization	(4,947)
Balance, January 31, 2024	$22,264

(b) Lease liability

On May 1, 2021, the Company entered into an office lease agreement, which resulted in a lease liability of $49,475. The lease liability represents a monthly payment of $1,066 for the period from May 1, 2021 to April 30, 2023, $1,121 for the period from May 1, 2023 to April 30, 2024, and $1,175 for the period from May 1, 2024 to April 30, 2026. The incremental borrowing rate applied to the lease liability was 12%.

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2024 AND 2023

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

As at January 31, 2024, $27,805 of lease liability was recorded as follows:

Balance, July 31, 2020	-
Addition	$49,475
Lease payment – base rent portion	(2,132)
Lease liability – accretion expense	$1,456
Balance, July 31, 2021	48,799
Lease payment – base rent portion	$(12,792)
Lease liability – accretion expense	5,326
Balance, July 31, 2022	41,333
Lease payment – base rent portion	$(12,956)
Lease liability – accretion expense	4,376
Balance, July 31, 2023	32,753
Lease payment – base rent portion	$(6,724)
Lease liability – accretion expense	1,776
Balance, January 31, 2024	27,805

Current portion	$11,346
Long-term portion	$16,459

The following is a schedule of the Company’s future lease payments (base rent portion):

Fiscal 2024 (February 1, 2024 to July 31, 2024)	$6,888
Fiscal 2025 (August 1, 2024 to July 31, 2025)	14,104
Fiscal 2026 (August 1, 2025 to July 31, 2026)	10,578
Total undiscounted lease payments	$31,570
Less: imputed interest	(3,765)
Lease liability at January 31, 2024	$27,805

12. EVENTS AFTER THE REPORTING PERIOD

(a) On February 7, 2024, the Company issued 705,555 common shares upon the exercise of 705,555 flow-through warrants at $0.18.

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